05039983

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SEC FILE NUMBER
8-53059

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Quinn 212-916-2300
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Michael Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ALAN L. GRIFFIN
Notary Public, State of New York
No. 02GR6012772
Qualified in New York County
Commission Expire: October 18 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

UBS International Inc.

December 31, 2004
with Report of Independent Registered Public Accounting Firm

UBS International Inc.

Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Accounting Firm

The Stockholder of
UBS International Inc.

We have audited the accompanying statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS International Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2005

UBS International Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 28,050,076
Employee forgivable loans	21,106,702
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $5,389,719	7,045,790
Receivables from affiliates	360,093
Other assets	1,700,783
Total assets	$ 58,263,444
Liabilities and Stockholder's equity	
Liabilities	
Payable to affiliates	$ 3,624,687
Accrued compensation and benefits	3,480,090
Other liabilities and accrued expenses	1,445,463
	8,550,240
Subordinated borrowings	10,000,000
Stockholder's equity	
Common stock ($0.01 par value; 500,000 shares authorized, issued and outstanding)	5,000
Additional paid-in capital	35,038,994
Retained earnings	4,669,210
	39,713,204
Total liabilities and stockholder's equity	$ 58,263,444

See notes to statement of financial condition.

UBS International Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization and Description of Business

UBS International Inc. (the "Company") is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG ("UBS"), a bank organized under the laws of Switzerland, which conducts banking and related financial business in the United States for corporate and other customers. The Company was formed on December 19, 2001 and commenced effective operations on June 3, 2002.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers (the "NASD"), and the National Futures Association (the "NFA").

Clearing and depository operations for the Company's clients are provided by UBS Financial Services Inc. ("UBSFSI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represents cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less. At December 31, 2004, $24,969,573 of commercial paper was held by the Company. It is the company's policy to purchase only such commercial paper that qualifies as an allowable asset for net capital under Rule 15c 3-1.

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

2. Summary of Significant Accounting Policies (continued)

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL's") have been capitalized on the Statement of Financial Condition and are being amortized on a straight-line basis over the terms specified in each agreement. During the year the Company issued EFL's of $17,196,461.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment, ("SFAS 123-R") which is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supersedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123-R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Further, SFAS 123-R introduces the notion of a requisite service period, which indicates that the service period for awards with future vesting may not be defined as a prior period. For the Company, this will result in a change in the expense attribution period for certain awards.

2. Summary of Significant Accounting Policies (continued)

SFAS 123-R is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company will adopt SFAS 123-R effective January 1, 2005 using the modified prospective method. Under the modified prospective method, SFAS 123-R applies to new awards that are granted, modified or settled after SFAS 123-R is adopted. Compensation cost for prior awards shall be based on the grant date fair value and expense attribution method used for recognition or disclosure purposes under SFAS 123. Prior periods will not be restated.

The Company recognizes the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, aligning with the revenue produced. As such, share awards granted as part of annual bonuses, including those issued in 2005 as part of the 2004 performance year have been fully attributed to prior periods. Upon adoption of SFAS 123-R, the Company will recognize expense on stock option and certain share awards. These awards will be recognized over the requisite service period as newly defined in SFAS 123-R, which is expected to result in a gradual increase of compensation expense over the next several years as these awards move through their vesting periods. Therefore, compensation expense recognized under SFAS 123-R is expected to decrease in 2005 due to the change in the expense attribution period for bonus awards.

3. Transactions with Customers

For transactions in which the Company, through the affiliated clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the affiliated clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the affiliated clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, there were no amounts to be indemnified to the affiliated clearing broker for these customer accounts.

4. Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consist of the following:

Office equipment	$ 4,854,558
Leasehold improvements	7,580,951
	12,435,509
Less accumulated depreciation	5,389,719
	$ 7,045,790

5. Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by the NASD, UBS Americas agreed to make credit loans to the Company up to a maximum of $20,000,000, which matures on December 31, 2005. On December 31, 2004, there was $10,000,000 outstanding.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

6. Commitments and Contingencies

The Company leases office space under one five-year non-cancelable lease, with certain renewal options for like terms.

At December 31, 2004, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non cancelable leases that have an initial or remaining term of one year or more were as follows:

2005	$ 53,292
2006	54,895
2007	46,886
	$155,073

6. Commitments and Contingencies (continued)

In the ordinary course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position of the Company.

7. Employee Incentive Awards

Employees of the Company are covered under UBS Americas' various Stock Option and Award Plans (the "Plans"), which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). The awards are mandatory deferrals from the employees' year-end incentive bonus that is above a certain level, and are expensed up front in the performance year. . The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates employment prior to the end of the prescribed restriction period.

Certain eligible employees of the Company participate in the UBS PaineWebber PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percentage of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period.

8. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

8. Employee Benefit Plans (continued)

UBS Americas also provided life insurance and health care benefits to employees of the Company.

9. Related Party Transactions

The Company has revenue sharing agreements with UBSFSI and UBS Securities LLC whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has also entered into a revenue sharing agreement with UBS AG, New York Branch (the "Branch") whereby the Company is allocated interest on introduced customers uninvested balances.

UBSFSI remits interest earned on all margin debit balances of customers introduced by the Company pursuant to a correspondent clearing agreement. Additionally, the Company was charged funding costs by UBSFSI related to these margin loans. The Company also earned net revenue related to other activities, primarily related to non-collateralized lending.

The Company has entered into a contractual arrangement with the Branch pursuant to which it utilizes the administrative services of the Branch, including personnel and facilities, and is allocated a charge for their usage. In addition, the Company pays for administrative and clearing services provided by UBSFSI.

Revenues and expenses related to the activities discussed in the preceding paragraph are paid through the intercompany account. Additionally, the payable to affiliates includes revenues and expenses incurred in the normal course of business and paid by UBSFSI.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2004, the Company had net capital of $19,443,256, which exceeded its requirement by $18,873,573. The Company's ratio of aggregate indebtedness to net capital was .44 to 1 at December 31, 2004.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $1,320,228 is included in "Other assets" in the Statement of Financial Condition. Deferred tax assets are reflected without reduction for a valuation allowance. The net deferred tax asset is composed of a deferred tax asset of $1,692,975, which is primarily attributable to employee benefits and a deferred tax liability of $372,747, attributable to depreciation.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and employee forgivable loans are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $196,226,179. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2004, there were no amounts to be indemnified to the affiliated clearing broker for these accounts.